                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                                 JNI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46622G105
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                                 (CUSIP Number)

                              Lloyd I. Miller, III,
                   4550 Gordon Drive, Naples, Florida, 34102
                               (Tel) 239-262-8577
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 46622G105                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Lloyd I. Miller, III.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A)   [ ]

                                                                       (B)   [ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF, OO (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                   7       SOLE VOTING POWER
                           4,288,552 (See Item 5)
      NUMBER OF    -------------------------------------------------------------
       SHARES      8       SHARED VOTING POWER
    BENEFICIALLY           3,497,026 (See Item 5)
      OWNED BY     -------------------------------------------------------------
        EACH       9       SOLE DISPOSITIVE POWER
      REPORTING            1,815,526 (See Item 5)
       PERSON      -------------------------------------------------------------
        WITH       10      SHARED DISPOSITIVE POWER
                           5,970,052 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,499,026 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN-IA-OO (See Item 3)
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

INTRODUCTION

      This constitutes Amendment No. 3 (the "Amendment") to the statement on
Schedule 13D, as amended, filed on behalf of Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"), dated February 28, 2003 ("Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Shares") of JNI Corporation (the "Company"). The Company has its principal executive offices at 10945 Vista Sorrento Parkway, San Diego, CA 92130.

ITEM 4. PURPOSE OF THE TRANSACTION

      (i) Item 4. of Schedule 13D is hereby amended by inserting the following sentence immediately after the first sentence of the first paragraph:

      "Miller considers his beneficial ownership reported herein of 3,499,026 Shares as an investment in the ordinary course of business. The purpose of this Amendment is to report that since the filing of Amendment No. 2 to Schedule 13D on March 31, 2003 ("Amendment No. 2"), the Reporting Person purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by the Reporting Person."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

      "(a) Miller is deemed to beneficially own 3,499,026 Shares (13.2% of the outstanding Shares, based on 26,590,864 Shares outstanding pursuant to the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
2002). As of the date hereof, 14,700 of such beneficially owned Shares are owned of record by Trust A-3; 958,300 of such beneficially owned Shares are owned of record by Trust A-4; 50,000 of such beneficially owned Shares are owned of record by Trust C; 72,700 of such beneficially owned Shares are owned of record by MILGRAT I (B); 321,200 of such beneficially owned Shares are owned of record by MILGRAT I (G); 86,350 of such beneficially owned Shares are owned of record by MILGRAT I (JJ); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (K); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (P); 43,000 of such beneficially owned Shares are owned of record by MILGRAT I (U); 67,200 of such beneficially owned Shares are owned of record by MILGRAT I (Z); 17,900 of such beneficially owned Shares are owned of record by MILGRAT II (I); 150,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 1,658,526 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 1,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; and 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller."

      Item 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

      (c) The following table details the purchase of shares that were effected by Miller since the filing of Amendment No. 2:

                                                               Page 4 of 5 Pages

                                 MILFAM II, L.P.

DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------         --------------------------         ---------------
     3/28/2003                        47,800                        $2.75
     3/31/2003                        30,200                        $2.79
     4/1/2003                          7,200                        $2.75
     4/2/2003                         75,000                        $2.80
     4/3/2003                         50,000                        $2.80


                                    TRUST A-4

DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED         PRICE PER SHARE
-------------------         --------------------------         ---------------
     4/2/2003                         75,000                        $2.80
     4/3/2003                         50,000                        $2.80

                                                               Page 5 of 5 Pages


      After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003


                                     By:   /s/Lloyd I. Miller, III
                                           -------------------------------------
                                           Lloyd I. Miller, III